Exhibit 99.1

Adaptimmune to Participate in the 2015 BIO Investor Forum

PHILADELPHIA, Pa. and OXFORD, United Kingdom, October 16, 2015 — Adaptimmune Therapeutics plc (Nasdaq: ADAP), (“Adaptimmune” or the “Company”), a clinical stage biopharmaceutical company focused on the use of T-cell therapy to treat cancer, today announced that Helen Tayton-Martin, Chief Operating Officer of Adaptimmune will present at the 2015 BIO Investor Forum at 9:00 AM PDT (5:00 PM BST) on Tuesday October 20, 2015. The conference is being held at the Parc 55 Hotel in San Francisco, Ca.

Adaptimmune’s presentation will be webcast live for investors through the investor section of www.adaptimmune.com and available for a period of 30 days following the conference.

In addition, James Noble, Adaptimmune’s Chief Executive Officer will be a featured speaker at the 2015 BIO Investor Forum’s Fireside Chat at the Plenary Lunch on Tuesday October 20, 2015 at 12:30 PM PDT.

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor (TCR) platform.  Established in 2008, the Company aims to utilize the body’s own machinery — the T-cell — to target and destroy cancer cells by using engineered, increased affinity TCRs as a means of strengthening natural patient T-cell responses. Adaptimmune’s lead program is an affinity enhanced T-cell therapy targeting the NY-ESO cancer antigen. Its NY-ESO TCR affinity enhanced T-cell therapy has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types, including synovial sarcoma and multiple myeloma. As of June 30, 2015, 85 patients had been treated with Adaptimmune’s NY-ESO affinity enhanced T-cell therapy: 47 under Adaptimmune’s IND, and 38 under a National Cancer Institute IND. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline (GSK) for the development and commercialization of the NY-ESO TCR program in partnership with GSK.  In addition, Adaptimmune has a number of proprietary programs and its next affinity enhanced T-cell therapies, directed at MAGE A-10, is scheduled to enter the clinic in 2015. The Company has identified over 30 intracellular target peptides preferentially expressed in cancer cells and is currently progressing 12 of these through unpartnered research programs.  Adaptimmune has over 190 employees and is located in Oxfordshire, U.K. and Philadelphia, USA.  For more information:  http://www.adaptimmune.com

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

T:  (215) 825-9306

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com